Filed Pursuant to Rule 433
Dated May 7, 2008
Relating to Preliminary Pricing Supplement No. 2 dated May 6, 2008
Registration Statement No. 333-126987

Colgate-Palmolive Company

Medium-Term Notes - Floating Rate
Series F

FINAL TERM SHEET

We are hereby offering to sell Notes having the terms specified below to you with the assistance of UBS Securities LLC, Morgan Stanley & Co. Incorporated, Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. (the “Agents”), acting as principal, at a fixed initial public offering price of 100.00% of the principal amount.

Principal Amount: $75,436,000 Issue Price: 100.00% Stated Maturity Date: May 15, 2048 CUSIP Number: 19416QDM9	Trade Date: May 7, 2008 Expected Issue Date: May 14, 2008 (T+5) Net Proceeds to Colgate: $74,681,640 Agents’ Discount or Commission: $754,360

Base Rate:

☐	Certificate of Deposit Rate
☐	CMT Rate
☐	Commercial Paper Rate
☐	Eleventh District Cost of Funds Rate
☒	LIBOR Reuters Page LIBOR01
☐	Prime Rate
☐	Treasury Rate
☐	Other (see attached)

Interest Reset Dates:  February 15 , May 15, August 15   and November 15 of each year, commencing on August 15, 2008

Interest Determination Dates:  Quarterly, two London Banking Days prior to each Interest Reset Date

Interest Rate Reset Period:  Quarterly

Interest Payment Dates:  February 15, May 15, August 15 and November 15 of each year, commencing on August 15, 2008

Index Maturity:  3 month

Index Currency:  US Dollars

Spread: -0.30%

Spread Multiplier:  N/A

Maximum Interest Rate:  N/A

Minimum Interest Rate:  N/A

Day Count Convention:
☐	30/360 for the period from ________ to ________

☒	Actual / 360 for the period from May 14, 2008 to May 15, 2048.

☐	Actual / Actual for the period from to

Redemption:	The Notes may be redeemed at the option of Colgate prior to the stated maturity date. See “Other Provisions – Optional Redemption” below.

Optional Repayment:	The Notes may be repaid at the option of the holders prior to the stated maturity date. See “Other Provisions – Optional Repayment” below.

Currency:
Specified Currency:                                           US Dollars
Minimum Denomination:  $1,000

Original Issue Discount:  ☐          ☒           No
Total amount of OID:
Yield to Maturity:
Initial Accrual Period:

Form:                ☒           Book-entry      ☐        Certificated

☒            Other provisions:

Optional Redemption:
Colgate may at its option elect to redeem the Notes, in whole or in part, in increments of $1,000 or any multiple of $1,000, upon not less than 30 nor more than 60 days’ prior written notice to the holders, on May 15, 2038 or on any business day thereafter at the following redemption prices corresponding to the periods set forth below (expressed as a percentage of the principal amount of the Notes), together with any unpaid accrued interest to the redemption date:

If Redeemed During the 12-Month Period Commencing on:	Redemption Price

May 15, 2038	105.00%
May 15, 2039	104.50
May 15, 2040	104.00
May 15, 2041	103.50
May 15, 2042	103.00
May 15, 2043	102.50

If Redeemed During the 12-Month Period Commencing on:	Redemption Price

May 15, 2044	102.00%
May 15, 2045	101.50
May 15, 2046	101.00
May 15, 2047 and thereafter to, but excluding, maturity	100.50

Optional Repayment:
Notwithstanding anything to the contrary contained in the Prospectus Supplement dated September 6, 2005, the holders of the Notes may elect to cause Colgate to repurchase the Notes, in whole or in part, in increments of $1,000 or any multiple of $1,000, upon not less than 30 nor more than 60 days’ prior written notice to Colgate, on May 15 of each of the years set forth below, at the amounts corresponding to the years set forth below (expressed as a percentage of the principal amount of the Notes), together with any unpaid accrued interest to the repayment date:

Repayment Date	Repayment Price

May 15, 2009	98.00%
May 15, 2010	98.00
May 15, 2011	98.00
May 15, 2012	98.00
May 15, 2013	98.00
May 15, 2014	99.00
May 15, 2015	99.00
May 15, 2016	99.00
May 15, 2017	99.00
May 15, 2018	99.00
May 15, 2019 and May 15 of each third year thereafter, commencing May 15, 2020	100.00

The Agents have severally, and not jointly, agreed to purchase from us, and we have agreed to sell to the Agents, the principal amount of Notes set forth opposite their respective names.

Agent	Principal Amount of Notes
UBS Securities LLC	$27,886,000
Morgan Stanley & Co. Incorporated	25,000,000
Deutsche Bank Securities Inc.	15,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	5,000,000
J.P. Morgan Securities Inc.	2,550,000
Total	$75,436,000

Use of Proceeds:

The net proceeds from the sale of the Notes will be used by Colgate to retire commercial paper which was issued by Colgate for general corporate purposes.  As of May 5, 2008, Colgate’s outstanding commercial paper had a weighted average interest rate of 2.167% with maturities ranging from 1 day to 70 days.

Settlement:

Delivery of the Notes is expected to be made against payment therefore on or about May 14, 2008, which will be on the fifth business day following the date on which the Notes are priced.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days after the date the securities are priced, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade Notes on the day of pricing or the next succeeding business day will be required, by virtue of the fact that the Bank Notes will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement; such purchasers should also consult their own advisors in this regard.

Certain United States Federal Income Tax Considerations:

The following discussion supplements the discussion contained in the Prospectus Supplement dated September 6, 2005, under the heading “Certain United States Federal Income Tax Considerations.”  Prospective purchasers of Notes are advised to consult their own tax advisors with respect to tax matters relating to the Notes.

Notes Used as Qualified Replacement Property.

Prospective investors seeking to treat the Notes as “qualified replacement property” for purposes of Section 1042 of the Internal Revenue Code of 1986, as amended (the “Code”), should be aware that Section 1042 requires the issuer to meet certain requirements in order for the Notes to constitute qualified replacement property.  In general, qualified replacement property is a security issued by a domestic corporation that did not, for the taxable year preceding the taxable year in which such security was purchased, have “passive investment income” in excess of 25 percent of the gross receipts of such corporation for such preceding taxable year (the “passive income test”).  For purposes of the passive income test, where the issuing corporation is in control of one or more corporations or such issuing corporation is controlled by one or more other corporations, all such corporations are treated as one corporation (the “affiliated group”) when computing the amount of passive investment income under Section 1042.

Colgate believes that less than 25 percent of its affiliated group’s gross receipts is passive investment income for the taxable year ending December 31, 2007.  In making this determination, Colgate has made certain assumptions and used procedures which it believes are reasonable.  Colgate cannot give any assurance as to whether it will continue to meet the passive income test.  It is, in addition, possible that the Internal Revenue Service may disagree with the manner in which Colgate has calculated the affiliated group’s gross receipts (including the characterization thereof) and passive investment income and the conclusions reached herein.

Notes are securities with no established trading market.  No assurance can be given as to whether a trading market for the Notes will develop or as to the liquidity of a trading market for the Notes.  The availability and liquidity of a trading market for the Notes will also be affected by the degree to which purchasers treat the Notes as qualified replacement property.

Legal Matters:

Sidley Austin LLP, New York, New York has acted as counsel for Colgate.  Mayer Brown LLP has acted as counsel for the Agents.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov.

Alternatively, you may request for a copy of the prospectus by calling UBS Securities LLC toll free at 1-877-827-6444, ext. 561-3884, Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649, Deutsche Bank Securities Inc. toll free at 1-800-503-4611, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-866-500-5408, or J.P. Morgan Securities Inc. at 1-212-834-4533 (collect).

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED.  SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.